Coyote Hills Golf, Inc.
711 N. 81st Place
Mesa, Arizona 85207

September 21, 2009

To:	James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coyote Hills Golf, Inc. (the “Registrant”)
Form 8-K
Filed July 24, 2009
File No.: 333-145088

Dear Sir or Madam:

On July 24, 2009, the Registrant filed a current report on Form 8-K regarding a change of its certifying accountants.  Subsequently, On September 1, 2009, the Commission notified the Registrant that the PCAOB had revoked the registration of Moore & Associates, Chartered, the Registrant’s prior certifying accounting firm.

The Registrant hereby acknowledges that, if necessary, its present certifying accountants, De Joya Griffith & Company, LLC, are prepared to re-audit any period, as may be required.

Sincerely,

/s/ Mitch Powers
Mitch Powers
President
Coyote Hills Golf, Inc.